

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2022

Robert Lehman
Chief Financial Officer
Western Asset Mortgage Capital Corp
47 W 200 South, Suite 200
Salt Lake City , Utah 84101

     Re: Western Asset Mortgage Capital Corp
         Form 10-K for the year ended December 31, 2021
         File No. 001-35543

Dear Robert Lehman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Real Estate & Construction